June 30, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:      Concho Resources Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-33615

Ladies and Gentlemen:

Set forth below are the responses of Concho Resources Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2016, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-33615, filed with the Commission on February 25, 2016 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 2

Drilling Activities, page 5

1.         The tabular presentation provided on page 5 indicates a total of 54 net development and exploratory wells for which completion was pending at December 31, 2015. Please clarify for us the extent to which the completion of any of these wells awaits an improvement in current commodity prices. If there are material numbers of such wells, please expand your disclosure to identify the number of wells and related net proved developed and/or undeveloped reserve quantities.

            RESPONSE:

             The Company respectfully submits that it operated 44 of the 54 net development and exploratory wells for which completion was pending at December 31, 2015. Of the 44 net wells that we operated, none were awaiting an improvement in commodity prices to begin the completion phase; moreover, approximately 80 percent of such wells are now producing or are currently being completed. While the Company does not have the same level of insight into the operational decisions of its wells that the Company does not operate, of the 10 net wells that the

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June 30, 2016

Company does not operate, nine of such wells are currently producing or scheduled to be completed by year end 2016.  As such, the Company does not believe expanded disclosure is necessary.

Properties, page 37

Our Oil and Natural Gas Reserves, page 37

Proved Undeveloped Reserves, page 40

2.         We note the tabular presentation on page 40 providing the proved undeveloped reserves converted to proved developed reserves annually for the years ending December 31, 2011 through 2015. Please provide us with a similar annual schedule of the net quantities of proved undeveloped reserves to be converted to proved developed reserves beginning with the year ending December 31, 2016 until such time that all of the proved undeveloped reserves disclosed as of December 31, 2015 have been converted.

RESPONSE:

The Company acknowledges the Staff’s comment and is supplementally submitting an annual schedule (“Exhibit A”), in similar format to the table referenced above on page 40, of the net quantities of proved undeveloped reserves expected to be converted to proved developed reserves beginning with the year ending December 31, 2016.

The Company is providing Exhibit A to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and requests that such schedule be returned promptly following completion of the Staff’s review thereof.  In addition, due to its sensitive commercial nature, we are simultaneously requesting confidential treatment for Exhibit A under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(b).

Developed and Undeveloped Acreage, page 41

3.         The tabular presentation of your acreage indicates that 93,649 out of a total of 150,033 net undeveloped acres will expire in 2016 with lesser amounts of such acreage expiring annually in subsequent years. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include such locations, please expand your disclosure to explain the steps which would be necessary to extend the time to the expiration of such leases.

RESPONSE:

The Company respectfully notes that drilling locations representing more than 98 percent of proved undeveloped reserves at December 31, 2015 were scheduled to be drilled before expiration of the associated lease. Of the 128,931 net acres the Company disclosed that are set to expire (93,649 in 2016 with lesser amounts of such acreage expiring in subsequent years), the Company indicated that it has no plans to explore 87,431 of such net acres within footnotes (a) and (b) on page 41 of the Form 10-K. There are no assigned proved undeveloped reserves related

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June 30, 2016

to the acres that the Company has disclosed there are no plans to explore. In instances where the Company had proved undeveloped reserves associated with drilling locations scheduled to be drilled after expiration of the associated lease, the Company has various strategies it is able to employ in the normal course of business to prevent lease expiration such as lease extensions, contractual continuous drilling clauses and general land negotiation strategies. Additionally, the Company has the ability to fund any extensions or renewals. Based on the immateriality of the reserves associated with drilling locations scheduled to be drilled subsequent to the expiration of the associated leases and these strategies that the Company can employ to defer expiration of such leases, the Company does not believe that it is necessary to revise its existing disclosure. However, if the amount of proved undeveloped reserves assigned to expiring acreage becomes material in future filings, the Company would expand the disclosure to include the steps necessary to extend the time of the expiration of such leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 52

Impairments of Long-Lived Assets, page 56

4.         You disclose on page 57 that based on economic factors as of December 31, 2015, you determined that undiscounted future cash flows attributable to certain depletion groups with net book value of $5.2 billion indicated that their carrying amounts were expected to be recovered. However, they may be at risk for impairment if management’s estimates of future cash flows decline, including as a result of further declines in projected commodity prices since December 31, 2015. You estimate that if these depletion groups were to become impaired in a future period, you could recognize non-cash impairment in that period of approximately $2.5 billion. Similar disclosure on page 38 of your Form 10-Q for the quarter ended March 31, 2016 indicates that certain depletion groups may be at risk of an impairment charge of approximately $1 billion in a future period if management’s estimates of future cash flows decline.

Please expand your disclosure to provide more details regarding these potential impairment charges, including the nature of the referenced depletion groups and why they are more susceptible to impairment than the rest of the depletion groups. Additionally, disclose all significant assumptions underlying the estimated charges, including the price decline points at which they would be triggered. Quantify the reasonably possible effects that the same assumptions would have on your proved reserves.

Please refer to Sections III.B.3, III.B.4 and V of SEC Release No. 33-8350 for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that it considered the guidance set forth in Sections III.B.3, III.B.4 and V of SEC Release No. 33-8350, which provides guidance on disclosing the reasonably likely effects of trends and uncertainties as

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it pertains to the content and focus of MD&A and critical accounting estimates. In each of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, the Company’s disclosure included narrative explanation of both a qualitative and quantitative nature necessary to present substantive information as well as a balanced view of the underlying dynamics of our business. In preparing its disclosure, the Company was sensitive to achieving a balance between providing sufficient material information to investors about the risks of having to recognize a potential non-cash impairment charge and the complexity and resulting potential confusion that could arise as a result of the disclosure of additional quantifying analysis due to the multi-variable and interrelated effects that each assumption could have on the Company’s undiscounted future cash flows.

In response to the Staff’s comments, the Company proposes to expand its disclosure in future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2016, to include additional data points that could provide supplementary insight into the variability of assumptions. The Company, however, does not believe that it is necessary to revise its existing disclosure.

            The Company has set forth below a sample disclosure including the nature of the referenced depletion groups and why they are more susceptible to impairment than the rest of the depletion groups as well as price decline points at which an associated impairment would be triggered:

Based on economic factors as of December 31, 2015, we determined that undiscounted future cash flows attributable to our Yeso and Wolfberry West fields with a combined net book value of approximately $5.2 billion indicated that their carrying amounts were expected to be recovered; however, they may be at risk for impairment if management’s estimates of future cash flows decline, including as a result of further declines in projected commodity prices (and the resulting impact of future cash flows) subsequent to December 31, 2015. Both the Yeso and Wolfberry West fields, as compared to our other fields not previously impaired, had significant proved reserves upon acquisition, which required a higher valuation than a field more exploratory in nature that has a higher risk factor adjustment in the fair value estimate. Our estimates of commodity prices for purposes of determining undiscounted future cash flows, which are based on the New York Mercantile Exchange (“NYMEX”) strip, ranged from a 2016 price of $40.97 per barrel of oil and $2.50 per MCF of natural gas to a 2022 price of $55.12 per barrel of oil and $3.81 per MCF of natural gas. Commodity prices for this purpose were held flat after 2022. We estimate that if the oil and natural gas prices used in this analysis would have been approximately 3 to 5 percent lower as of December 31, 2015 with no other changes in capital costs, operating costs, price differentials, or reserve performance curves, we could have recognized a non-cash impairment in that period of approximately $1.5 billion related to our Yeso field. We estimate that if the oil and natural gas prices used in this analysis would have been approximately 5 to 10 percent lower as of December 31, 2015 with no other changes in capital costs, operating costs, price differentials, or reserve performance curves, we could have recognized a non-cash impairment in that period of approximately $2.5 billion with approximately $1.5 billion

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related to our Yeso field and $1.0 billion related to our Wolfberry West field. Other assumptions such as operating costs, well and reservoir performance, severance and ad valorem taxes, and operating and development plans would likely change given a change in oil and natural gas prices. However, we are unable to estimate the correlation between these assumptions and any estimated commodity price change, and these and other assumptions may worsen or partially mitigate some of the effects of a reduction in commodity prices, including the ultimate impact and amount of any potential impairment charge. As a result, we are unable to predict with certainty whether or not a decline in commodity prices alone will cause us to recognize an impairment charge in a particular field or the magnitude of any such impairment charge. We additionally note that we have budgeted capital for our Wolfberry West field, and as we continue to explore and develop the area, there may be changes to both drilling and completion designs that affect the volume curves, capital costs estimates, and the amount of proved undeveloped locations that can be recorded, each of which will affect management’s estimates of future cash flows.

            With respect to the Staff’s request to quantify the reasonably possible effects that the same assumptions would have on its proved reserves, the Company notes the following:

The Company respectfully directs the Staff’s attention to page 28 within the Form 10-K.  Under the Risk Factor “The Standardized Measure and PV-10 of our estimated reserves are not accurate estimates of the current fair value of our estimated proved and natural gas reserves,” the Company specifically notes that as of December 31, 2015, the Commission pricing for reserves was higher than the NYMEX oil and natural gas prices as of February 22, 2016.  In addition, the Company in the same disclosure provided quantitative data points regarding sensitivity analysis of the possible impacts that declines in oil and natural gas prices could have on our PV-10. The Company believes that PV-10 and proved reserves are positively correlated and therefore PV-10 serves as a directional indicator providing useful insight into the impact of changes in commodity prices on proved reserves.

            For the Staff’s information, sensitivities for our proved reserves consistent with the Company’s impairment sensitivities described above are as follows:

            As of December 31, 2015, a 5 percent reduction in commodity prices would have reduced the Company’s proved reserves from 623,461 MBoe to 610,479 MBoe and the Company’s PV-10 from $4,263.3 million to $3,883.0 million. As of December 31, 2015, a 10 percent reduction in commodity prices would have reduced the Company’s proved reserves from 623,461 MBoe to 596,389 MBoe and the Company’s PV-10 from $4,263.3 million to $3,459.2 million.

Given the positive correlation between PV-10 and proved reserves and the Company’s prior quantitative and qualitative disclosure relating to the possible impacts that declines in oil and natural gas prices could have on our PV-10, the Company does not believe that it is necessary to revise its existing disclosure. The Company will continue to consider the need for such disclosure in all future filings.

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June 30, 2016

Notes to Consolidated Financial Statements

Unaudited Supplementary Data, page F-41

Reserve Quantity Information, page F-42

5.         Please expand your disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2014 and December 31, 2013 to include an appropriate explanation of the significant changes to comply with FASB ASC 932-235-50-5.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that it considered the guidance set forth in FASB ASC 932-235-50-5, which requires disclosure of “changes in the net quantities of an entity’s proved reserves of oil and gas during the year” (emphasis added). Based on the Company’s interpretation of ASC 932-235-50-5, in each of the Company’s Annual Reports on Form 10-K for the years ended December 31, 2015, 2014 and 2013, the Company’s disclosure included a narrative explanation of significant changes in proved reserves for the current year.

The Company proposes to expand its disclosure in future filings to include a description of significant changes to reserve estimates for each of the three years that are presented in the applicable filing, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2016. The Company, however, does not believe that it is necessary at this time to revise its existing disclosure.

            The Company respectfully submits that the following narrative disclosures were provided within its Form 10-K for the years 2014 and 2013:

For the year ended December 31, 2014:

Purchases and sales of minerals-in-place. In 2014, the Company’s purchases of minerals-in-place were composed of approximately 5.7 MMBoe from various acquisitions throughout the year.

Extensions and discoveries. In 2014, extensions and discoveries of approximately 182.1 MMBoe were primarily the result of the Company’s continued success from its extension and infill horizontal drilling programs in its core operating areas. There were approximately 61.3 MMBoe of proved developed reserves that were directly added through the Company’s drilling activity last year. Based upon this activity, approximately 120.8 MMBoe of new proved undeveloped locations were added, of which, approximately 73.2 MMBoe of proved undeveloped reserves were one offset location from an existing producing well. In addition, within some of the Company’s core operating areas, one or more reliable technologies supported additional proved undeveloped locations that were more than one offset away from a producing well. There were approximately 300 such proved undeveloped locations added based on reliable technology. These locations resulted in 47.6 MMBoe of net proved reserves.

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Revisions of previous estimates. In 2014, revisions of previous estimates were comprised of (i) 36.2 MMBoe of proved undeveloped reserves reclassified to unproved reserves because they are no longer expected to be developed within the five years of their initial recording required by SEC rules, (ii) a 23.6 MMBoe net positive revision resulting from both positive and negative technical and performance evaluations and (iii) 0.1 MMBoe of negative price revisions.

For the year ended December 31, 2013:

Purchases and sales of minerals-in-place. In 2013, the Company’s purchases of minerals-in-place were composed of approximately 1.6 MMBoe from various acquisitions throughout the year.

Extensions and discoveries. In 2013, extensions and discoveries were primarily the result of our continued success from our extension and infill drilling in the Yeso of Southeast New Mexico and the Wolfberry in West Texas and our exploratory drilling success in the Delaware Basin.

Revisions of previous estimates. In 2013, revisions of previous estimates were comprised of (i) 0.3 MMBoe of positive price revisions, (ii) 14.4 MMBoe of proved undeveloped reserves reclassified to unproved reserves because they are no longer expected to be developed within the five years of their initial recording required by SEC rules and (iii) a 3.4 MMBoe net negative revision resulting from both positive and negative technical and performance evaluations. Our proved reserves at December 31, 2013 were determined using the SEC prices of $93.42 per Bbl of oil for WTI and $3.67 per MMBtu of natural gas for Henry Hub spot, compared to corresponding prices of $91.21 per Bbl of oil and $2.76 per MMBtu of natural gas at December 31, 2012.

*          *          *          *          *

In connection with responding to the Staff’s comments, we acknowledge that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (432) 683-7443 (jharper@concho.com).

Very truly yours,

CONCHO RESOURCES INC.

By:      /s/ Jack F. Harper

Name:  Jack F. Harper

Title:    Executive Vice President, Chief Financial Officer and Treasurer

Enclosures

cc:        Joe Klinko, Securities and Exchange Commission

Lily Dang, Securities and Exchange Commission

John Hodgin, Securities and Exchange Commission

W. Matthew Strock, Vinson & Elkins L.L.P.